UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

Anchor Bancorp Wisconsin
(Name of Issuer)

Common Stock
(Title of Class of Securities)

32838104
(CUSIP Number)

Martin S. Friedman, 1313 Dolley Madison Blvd. STE 306 McLean, VA 22101 703-331-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. _32838104___________

1. Names of Reporting Persons:	Financial Opportunity Fund, LLC (1)
IRS Identification Nos. of above persons (entities only)

2. Check the Appropriate Box If a Member of a Group	a. [x ]
b. [ ]

3. SEC Use Only

4. Source of Funds:	WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	0 (2)

9. Sole Dispositive Power

10. Shared Dispositive Power	0 (2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	0 (2)

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	0%

14. Type of Reporting Person	OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	On May 1, 2016, Anchor BanCorp Wisconsin Inc. ("Anchor") completed the previously announced merger (the "Merger") of Anchor with and into Old National Bancorp ("Old National"), pursuant to the Agreement and Plan of Merger, dated as of January 11, 2016, by and between Anchor and Old National (the "Merger Agreement"). In accordance with the terms of the Merger Agreement, at the effective time of the Merger each share of Anchor common stock issued and outstanding immediately prior to the effective time of the Merger, was converted into the right to receive, at the stockholder's election and subject to proration as set forth in the Merger Agreement, 3.5505 shares of Old National common stock or $48.50 in cash. In accordance with the terms of the Merger Agreement, each restricted stock award granted prior to January 11, 2016 that was outstanding immediately prior to the effective time of the Merger fully vested and was cancelled and converted into the right to receive, at the stockholder's election and subject to proration as set forth in the Merger Agreement, 3.5505 shares of Old National common stock or $48.50 in cash.

CUSIP No. _32838104___________

1. Names of Reporting Persons:	FJ Capital Management, LLC (1)
IRS Identification Nos. of above persons (entities only)

2. Check the Appropriate Box If a Member of a Group	a. [x ]
b. [ ]

3. SEC Use Only

4. Source of Funds:	WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	0 (2)

9. Sole Dispositive Power

10. Shared Dispositive Power	0 (2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	0 (2)

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	0%

14. Type of Reporting Person	OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	On May 1, 2016, Anchor BanCorp Wisconsin Inc. ("Anchor") completed the previously announced merger (the "Merger") of Anchor with and into Old National Bancorp ("Old National"), pursuant to the Agreement and Plan of Merger, dated as of January 11, 2016, by and between Anchor and Old National (the "Merger Agreement"). In accordance with the terms of the Merger Agreement, at the effective time of the Merger each share of Anchor common stock issued and outstanding immediately prior to the effective time of the Merger, was converted into the right to receive, at the stockholder's election and subject to proration as set forth in the Merger Agreement, 3.5505 shares of Old National common stock or $48.50 in cash. In accordance with the terms of the Merger Agreement, each restricted stock award granted prior to January 11, 2016 that was outstanding immediately prior to the effective time of the Merger fully vested and was cancelled and converted into the right to receive, at the stockholder's election and subject to proration as set forth in the Merger Agreement, 3.5505 shares of Old National common stock or $48.50 in cash.

CUSIP No. _32838104___________

1. Names of Reporting Persons:	Martin Friedman (1)
IRS Identification Nos. of above persons (entities only)

2. Check the Appropriate Box If a Member of a Group	a. [x ]
b. [ ]

3. SEC Use Only

4. Source of Funds:	WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	0 (2)

9. Sole Dispositive Power

10. Shared Dispositive Power	0 (2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	0 (2)

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	0%

14. Type of Reporting Person	IN

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	On May 1, 2016, Anchor BanCorp Wisconsin Inc. ("Anchor") completed the previously announced merger (the "Merger") of Anchor with and into Old National Bancorp ("Old National"), pursuant to the Agreement and Plan of Merger, dated as of January 11, 2016, by and between Anchor and Old National (the "Merger Agreement"). In accordance with the terms of the Merger Agreement, at the effective time of the Merger each share of Anchor common stock issued and outstanding immediately prior to the effective time of the Merger, was converted into the right to receive, at the stockholder's election and subject to proration as set forth in the Merger Agreement, 3.5505 shares of Old National common stock or $48.50 in cash. In accordance with the terms of the Merger Agreement, each restricted stock award granted prior to January 11, 2016 that was outstanding immediately prior to the effective time of the Merger fully vested and was cancelled and converted into the right to receive, at the stockholder's election and subject to proration as set forth in the Merger Agreement, 3.5505 shares of Old National common stock or $48.50 in cash.

CUSIP No. _32838104___________

1. Names of Reporting Persons:	Bridge Equities III, LLC (1)
IRS Identification Nos. of above persons (entities only)

2. Check the Appropriate Box If a Member of a Group	a. [x ]
b. [ ]

3. SEC Use Only

4. Source of Funds:	WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	0 (2)

9. Sole Dispositive Power

10. Shared Dispositive Power	0 (2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	0 (2)

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	0%

14. Type of Reporting Person	OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	On May 1, 2016, Anchor BanCorp Wisconsin Inc. ("Anchor") completed the previously announced merger (the "Merger") of Anchor with and into Old National Bancorp ("Old National"), pursuant to the Agreement and Plan of Merger, dated as of January 11, 2016, by and between Anchor and Old National (the "Merger Agreement"). In accordance with the terms of the Merger Agreement, at the effective time of the Merger each share of Anchor common stock issued and outstanding immediately prior to the effective time of the Merger, was converted into the right to receive, at the stockholder's election and subject to proration as set forth in the Merger Agreement, 3.5505 shares of Old National common stock or $48.50 in cash. In accordance with the terms of the Merger Agreement, each restricted stock award granted prior to January 11, 2016 that was outstanding immediately prior to the effective time of the Merger fully vested and was cancelled and converted into the right to receive, at the stockholder's election and subject to proration as set forth in the Merger Agreement, 3.5505 shares of Old National common stock or $48.50 in cash.

CUSIP No. _32838104___________

1. Names of Reporting Persons:	SunBridge Manager, LLC (1)
IRS Identification Nos. of above persons (entities only)

2. Check the Appropriate Box If a Member of a Group	a. [x ]
b. [ ]

3. SEC Use Only

4. Source of Funds:	WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	0 (2)

9. Sole Dispositive Power

10. Shared Dispositive Power	0 (2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	0 (2)

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	0%

14. Type of Reporting Person	OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	On May 1, 2016, Anchor BanCorp Wisconsin Inc. ("Anchor") completed the previously announced merger (the "Merger") of Anchor with and into Old National Bancorp ("Old National"), pursuant to the Agreement and Plan of Merger, dated as of January 11, 2016, by and between Anchor and Old National (the "Merger Agreement"). In accordance with the terms of the Merger Agreement, at the effective time of the Merger each share of Anchor common stock issued and outstanding immediately prior to the effective time of the Merger, was converted into the right to receive, at the stockholder's election and subject to proration as set forth in the Merger Agreement, 3.5505 shares of Old National common stock or $48.50 in cash. In accordance with the terms of the Merger Agreement, each restricted stock award granted prior to January 11, 2016 that was outstanding immediately prior to the effective time of the Merger fully vested and was cancelled and converted into the right to receive, at the stockholder's election and subject to proration as set forth in the Merger Agreement, 3.5505 shares of Old National common stock or $48.50 in cash.

CUSIP No. _32838104___________

1. Names of Reporting Persons:	SunBridge Holdings (1)
IRS Identification Nos. of above persons (entities only)

2. Check the Appropriate Box If a Member of a Group	a. [x ]
b. [ ]

3. SEC Use Only

4. Source of Funds:	WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	0 (2)

9. Sole Dispositive Power

10. Shared Dispositive Power	0 (2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	0 (2)

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	0%

14. Type of Reporting Person	OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	On May 1, 2016, Anchor BanCorp Wisconsin Inc. ("Anchor") completed the previously announced merger (the "Merger") of Anchor with and into Old National Bancorp ("Old National"), pursuant to the Agreement and Plan of Merger, dated as of January 11, 2016, by and between Anchor and Old National (the "Merger Agreement"). In accordance with the terms of the Merger Agreement, at the effective time of the Merger each share of Anchor common stock issued and outstanding immediately prior to the effective time of the Merger, was converted into the right to receive, at the stockholder's election and subject to proration as set forth in the Merger Agreement, 3.5505 shares of Old National common stock or $48.50 in cash. In accordance with the terms of the Merger Agreement, each restricted stock award granted prior to January 11, 2016 that was outstanding immediately prior to the effective time of the Merger fully vested and was cancelled and converted into the right to receive, at the stockholder's election and subject to proration as set forth in the Merger Agreement, 3.5505 shares of Old National common stock or $48.50 in cash.

CUSIP No. _32838104___________

1. Names of Reporting Persons:	Realty Investment Company, Inc (1)
IRS Identification Nos. of above persons (entities only)

2. Check the Appropriate Box If a Member of a Group	a. [x ]
b. [ ]

3. SEC Use Only

4. Source of Funds:	WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	0 (2)

9. Sole Dispositive Power

10. Shared Dispositive Power	0 (2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	0 (2)

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	0%

14. Type of Reporting Person	OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	On May 1, 2016, Anchor BanCorp Wisconsin Inc. ("Anchor") completed the previously announced merger (the "Merger") of Anchor with and into Old National Bancorp ("Old National"), pursuant to the Agreement and Plan of Merger, dated as of January 11, 2016, by and between Anchor and Old National (the "Merger Agreement"). In accordance with the terms of the Merger Agreement, at the effective time of the Merger each share of Anchor common stock issued and outstanding immediately prior to the effective time of the Merger, was converted into the right to receive, at the stockholder's election and subject to proration as set forth in the Merger Agreement, 3.5505 shares of Old National common stock or $48.50 in cash. In accordance with the terms of the Merger Agreement, each restricted stock award granted prior to January 11, 2016 that was outstanding immediately prior to the effective time of the Merger fully vested and was cancelled and converted into the right to receive, at the stockholder's election and subject to proration as set forth in the Merger Agreement, 3.5505 shares of Old National common stock or $48.50 in cash.

CUSIP No. _32838104___________

Item 1. Security and Issuer

This statement on Schedule 13-D is filed on behalf of Financial Opportunity Fund LLC, a Delaware limited Liability company (“FJ Capital LLC”): Martin S. Friedman, the managing member of FJ Capital, LLC; and Bridge Equities III (“Bridge III”) and the Bridge III related entities identified in Item 2 below, collectively the “Reporting Persons” with respect to the Reporting Persons’ beneficial ownership of shares of restricted stock (“the shares”) of Anchor Bancorp Wisconsin (ABCW) (“the issuer”) is hereby amended as set forth below: such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

This Statement relates to the common stock of Anchor Bancorp Wisconsin (the “issuer”), the principal office of which is located at 25 West Main Street, Madison, WI 53703.

Item 2. Identity and Background

(a)-(c) This statement is filed by FJ Capital Management, LLC, a Delaware limited liability company focused on investing in community banks in the United States of America and Martin S. Friedman, Managing Member of FJ Capital LLC. The business address of FJ Capital LLC is 1313 Dolley Madison Blvd, Suite 306, McLean, VA 22101.

This statement is also filed by Bridge III, a Delaware limited liability company focused on investing in community banks in the United States of America; SunBridge Manager, LLC, a Delaware limited liability company acting as managing member of Bridge III (“SBM”); SunBridge Holdings, LLC, a Delaware limited liability company acting as managing member of SBM (“SBH”); and Realty Investment Company, Inc., a Maryland corporation acting as manager of SBH (“Realty”). The business of SBM and Realty is managed by the following directors and executive officers whose present occupations are as stated:

Charles A. Ledsinger, Jr., Chairman of Realty and President of SBM;

Stewart W. Bainum, Jr, Chairman Choice Hotels International, Inc, 1 Choice Hotels Circle, Suite 400, Rockville, Maryland, 20850;

Barbara J. Bainum, Chair & CEO, Bainum Family Foundation, 7735 Old Georgetown Rd, Suite 1000, Bethesda, MD 20814;

Christine A. Shreve, President of Realty and Manager of SBM.

The business address for Bridge, SBM, SBH, Realty and the aforementioned directors and officers is 8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759.

Martin Friedman is the Managing Member of FJ Capital Management, the Financial Opportunity Fund, LLC, and the investment advisor to Bridge III. Due to the relationships among such Reporting Persons with respect to the issuer, FJ Capital LLC may be deemed to constitute a “group” with Bridge, SBM, SBH, and Realty for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

(d)	During the past five years, none of the Reporting Persons or their directors or their executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or their directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4. Purpose of Transaction

N/A

Item 5. Interest in Securities of the Issuer

CUSIP No. _32838104___________

All percentages given for ownership of the outstanding common stock are based on 0 shares of common stock outstanding as reported in the Issuer’s most recent filings with the Securities and Exchange Commission

(a)	All Reporting Persons

Financial Opportunity Fund LLC

Number of shares: 0

Percentage of shares: 0%

FJ Management

Number of shares: 0

Percentage of shares: 0%

Martin Friedman

Number of shares: 0

Percentage of shares: 0%

Bridge Equities III

Number of shares: 0

Percentage of shares: 0%

SBM

Number of shares: 0

Percentage of shares: 0%

SBH

Number of shares: 0

Percentage of shares: 0%

Realty

Number of shares: 0

Percentage of shares: 0%

(b)	Financial Opportunity Fund LLC

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

FJ Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

Martin Friedman

Sole power to vote or direct the vote: 0

CUSIP No. _32838104___________

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

Bridge

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

SBM

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

SBH

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

Realty

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

Martin Friedman shares voting and dispositive power over the shares held as managing member of FJ Capital LLC. Bridge III shares voting power over the shares held by it with SBM, as managing member of Bridge III; SBH, as managing member of SBM; Realty, as manager of SBH; FJ Capital LLC, as sub-investment advisor of Bridge III; and Martin Friedman as managing member of FJ Capital LLC.

(c)	Not Applicable
(d)	Not Applicable
(e)	Not Applicable

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In accordance with the terms of the Merger Agreement, each restricted stock award granted after January 11, 2016 that was outstanding immediately prior to the effective time of the Merger converted into a restricted stock award of Old National common shares on the terms specified in the Merger Agreement.

Item 7.  Materials to Be Filed as Exhibits

CUSIP No. _32838104___________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: __5/12/2016____________________________

Financial Opportunity Fund LLC		Bridge Equities III, LLC
By:	FJ Capital Management, LLC	By: SunBridge Manager, LLC, its Managing Member

By:	/s/ Martin S. Friedman	By:	/s/ _Christina A. Shreve_______
	Name: Martin S. Friedman	Name: Christine A. Shreve
	Title: Managing Member	Title: Manager

SunBridge Manager, LLC
By: SunBridge Holdings, LLC, its Managing Member

		By:	/s/ Christina A. Shreve
		Name:	Christine A. Shreve
		Title	President

SunBridge Holdings, LLC
By: Realty Investment Company, Inc., its Member

		By:	/s/ Christina A. Shreve_______
Name: Christine A. Shreve
FJ Capital Management LLC		Title: President

Realty Investment Company, Inc

By: /s/ Martin S. Friedman
	Name: Martin S. Friedman	By:	/s/ Christina A. Shreve_______
	Title: Managing Member	Name: Christine A. Shreve
Title: President

/s/_ Martin S. Friedman
MARTIN S. FRIEDMAN

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

CUSIP No. _32838104___________

Exhibit 1

Joint Filing Agreement

The undersigned agree that this Schedule 13D, and all amendments thereto, relating to the Common/Restricted Stock of Anchor Bancorp shall be filed on behalf of the undersigned.

FJ CAPITAL MANAGEMENT LLC		Bridge Equities III, LLC
By: SunBridge Manager, LLC, its Managing Member

By:	/s/ Martin Friedman	By:	/s/ _Christine A. Shreve
	Name: Martin S. Friedman		Name: Christine A. Shreve
	Title: Managing Member		Title: Manager

SUNBRIDGE MANAGER, LLC
By: SunBridge Manager, LLC, its Managing Member

By: /s/ Martin Friedman		By:	/s/ _Christine A. Shreve
MARTIN S. FRIEDMAN		Name:	Christine A. Shreve
		Title:	President

SunBridge Holdings, LLC
By: Realty Investment Company, Inc., its Manager
.

		By:	/s/ _Christine A. Shreve
Name: Christine A. Shreve
Title: President

realty investment company, inc.

		By:	/s/ _Christine A. Shreve
		Name:	Christine A. Shreve
Title: President